Credit Suisse Institutional International Fund, Inc.
Sub-Item 77C:
A special meeting of shareholders of Credit Suisse Institutional International Fund, Inc. (the "Fund") was held on Friday, May 1, 2002 at the offices of the Fund, 466 Lexington Avenue, New York, New York 10017-3147. The following matters were voted upon by the shareholders and the resulting votes
(with percentages based on the total outstanding shares of the Fund)
are presented below.
To approve a Sub-Investment Advisory Agreement among the Fund, Credit Suisse Asset Management LLC and Credit Suisse Asset Management Limited (CSAM U.K.):
FOR	13,562,644 shares  (62.19%)
AGAINST	1,070 shares  (---%)
ABSTAIN	1,489 shares  (0.01%)
To approve a Sub-Investment Advisory Agreement among the Fund, Credit Suisse Asset Management LLC and Credit Suisse Asset Management Limited (CSAM Japan):
FOR	13,562,644 shares  (62.19%)
AGAINST	1,070 shares  (---%)
ABSTAIN	1,489 shares  (0.01%)